
02047304

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


PROCESSED
JUL 29 2002
THOMSON
FINANCIAL
RECEIVED
JUL 26 2002
164

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period ended July 23, 2002

Coolbrands International, Inc.
(formerly Yogen Früz World-Wide Incorporated)
(Translation of registrant's name into English)

8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x   Form 40-F_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______   No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

525033.00001/6195567v1

Materials relating to Registrant and filed pursuant to this Form 6-K include a press release concerning CoolBrands' Third Quarter revenues and net earnings for the period ending May 31, 2002 for filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOLBRANDS INTERNATIONAL, INC.



Date July 23, 2002

By ______________________
Name: Aaron Serruya
Title: Executive Vice President

NEWS FROM:
COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor
Markham, Ontario, Canada, L3R 9Y7

Contact: Michael Serruya
Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: July 23, 2002

COOLBRANDS INTERNATIONAL INC. REPORTS RECORD REVENUES AND EARNINGS FOR THIRD QUARTER

CoolBrands International Inc. (TSE: COB.A) announced that revenues for the quarter ended May 31, 2002 increased to $67,989,000 from $54,903,000 for the quarter ended May 31, 2001, an increase of 24%. Net earnings for the Third Quarter of fiscal 2002 were $6,826,000 ($0.14 basic and $0.13 diluted earnings per share) as compared with net earnings adjusted for the exclusion of goodwill amortization of $4,095,000 ($0.09 basic and diluted earnings per share) for the same period last year, an increase of 67%.

Revenues for the nine months ended May 31, 2002 were $155,857,000 as compared with $115,166,000 for the same period last year, an increase of 35%. Net earnings for the first nine months of fiscal 2002 were $11,883,000 ($0.25 basic and $0.24 diluted earnings per share) as compared with net earnings adjusted for the exclusion of goodwill amortization of $7,048,000 ($0.15 basic and diluted earnings per share) for the first nine months of fiscal 2001, an increase of 69%.

Effective September 1, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in accounting for goodwill and other intangible assets. As a result of this change, beginning with the first quarter of fiscal 2002, the Company no longer amortizes goodwill. Due to the exclusion of such amortization of goodwill, net earnings as reported last year would have increased by $444,000 ($0.01 per share) for the third quarter, and $1,286,000 ($0.03 per share) for the first nine months. Excluding amortization of goodwill, reported earnings before income taxes last year would have increased by $711,000 for the third quarter, and $2,058,000 for the first nine months. Earnings before income tax in 2002 thus reflect an increase of $3,316,000, or 47%, for the third quarter, and $5,373,000, or 43% for the first nine months, over the same periods of the prior year, after adjusting for the exclusion of amortization of goodwill.

Revenues increased due to an increase in sales of $13,248,000, or 25%, to $65,483,000 as compared with $52,235,000 for the same period last year. This increase was primarily due to increased prepackaged consumer products sales.

Operating results for the quarter reflect an increase in gross profit dollars of $9,335,000, primarily due to the increase in sales and an increase in the gross profit percentage of 5.4%. The improvement in the gross profit percentage reflects a sale mix of products with higher gross profit margins. Selling, general and administrative expenses increased by $5,854,000, due primarily to increased marketing and promotional spending and expenses associated with the increased sales activity.

Commenting on the results, David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated, "The Company's performance during the third quarter continued the strong internal growth trends in revenues and earnings from the last seven consecutive fiscal quarters. Strong consumer demand, widened distribution and increased production capacity for key consumer product offerings should continue to drive growth in the fourth quarter and beyond."

During the quarter, the Company received $14,120,000, net of underwriters' commission and expenses, from the sale of 3,750,000 special warrants issued on March 4, 2002, which were subsequently exercised and resulted in the issuance of 3,750,000 shares on April 19, 2002.

Summary Financial Data:

Three Months Ended

	May 31, 2002	May 31, 2001
Revenues	67,989,000	54,903,000
Earnings before income taxes	10,433,000	6,406,000
Provision for income taxes	3,607,000	2,755,000
Reported net earnings	6,826,000	3,651,000
Goodwill amortization		444,000
Adjusted net earnings	6,826,000	4,095,000
Basic earnings per share:		
Reported net earnings	$0.14	$0.08
Goodwill amortization		$0.01
Adjusted net earnings	$0.14	$0.09
Diluted earnings per share:		
Reported net earnings	$0.13	$0.08
Goodwill amortization		$0.01
Adjusted net earnings	$0.13	$0.09
EBITDA	11,904,000	9,105,000
Depreciation and amortization	916,000	1,793,000
Interest expense	555,000	907,000
Weighted average number of shares outstanding	48,658,000	45,826,000

	Nine Months Ended	
	May 31, 2002	May 31, 2001
Revenues	155,857,000	115,116,000
Earnings before income taxes	17,907,000	10,476,000
Provision for Income Taxes	6,024,000	4,714,000
Reported net earnings	11,883,000	5,762,000
Goodwill amortization		1,286,000
Adjusted net earnings	11,883,000	7,048,000
Basic earnings per share:		
Reported net earnings	$0.25	$0.12
Goodwill amortization		$0.03
Adjusted net earnings	$0.25	$0.15
Diluted earnings per share:		
Reported net earnings	$0.24	$0.12
Goodwill amortization		$0.03
Adjusted net earnings	$0.24	$0.15
EBITDA	22,781,000	18,028,000
Depreciation and amortization	2,910,000	4,891,000
Interest expense	1,964,000	2,661,000
Weighted Average number of shares outstanding	46,834,000	45,826,000

Coolbrands markets Eskimo Pie® branded frozen novelties and frozen dessert products. Eskimo Pie® created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie® remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana®, Welch's®, Weight Watchers® Smart Ones®, Betty Crocker®, Trix®, Yoplait®, Colombo® and Yoo Hoo® brand names pursuant to long-term licensing agreements. In addition, Coolbrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Früz®, I Can't Believe It's Yogurt®, Bresler's®, Swensen's®, Golden Swirl®, Ice Cream Churn®, and Java Coast® Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:
Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.

NEWS FROM:
COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor
Markham, Ontario, Canada, L3R 9Y7

Contact: Michael Serruya
Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: July 19, 2002

COOLBRANDS SCHEDULES THIRD QUARTER CONFERENCE CALL

CoolBrands International Inc. (TSE: COB.A) announced today that its conference call to discuss its third quarter 2002 results is scheduled for Tuesday, July 23, 2002, at 11:00AM Eastern time.

The conference call dial-in numbers are 416-695-5806 or 1-800-273-9672, and Michael Serruya, Co-Chairman of CoolBrands International Inc. will be chairman of the call. An instant replay of the call can be accessed by dialing 416-695-5800 or 1-800-408-3053, and entering the passcode 1231149.

The Company stated that it expects to release its results for the quarter ended May 31, 2002 at 9:30AM Eastern time on Tuesday, July 23, 2002.

Coolbrands markets Eskimo Pie® branded frozen novelties and frozen dessert products. Eskimo Pie® created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie® remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana®, Welch's®, Weight Watchers® Smart Ones®, Betty Crocker®, Trix®, Yoplait®, Colombo® and Yoo Hoo® brand names pursuant to long-term licensing agreements. In addition, Coolbrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Früz®, I Can't Believe It's Yogurt®, Bresler's®, Swensen's®, Golden Swirl®, Ice Cream Churn®, and Java Coast® Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:
Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.